Pyxis Tankers, Inc.

K. Karamanli Street 59

Maroussi 15125, Greece

+30 (210) 638-0200

October 9, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tonya K. Aldave

Re:	Pyxis Tankers, Inc.
Registration Statement on Form F-4
Originally Filed April 23, 2015, as amended
File No. 333-203598

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pyxis Tankers, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Wednesday, October 14, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Henry Williams
Henry Williams

cc:   Ellenoff Grossman & Schole LLP